SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagelford Energy Inc. Unaudited Consolidated Financial Statements for the three months ended November 30, 2009 and 2008 as filed on SEDAR on January 27, 2010.

2.           Eagelford Energy Inc. Management’s Discussion and Analysis of Financial Condition and Operating Results for the three months ended November 30, 2009 and 2008 as filed on SEDAR on January 27, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 27, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
	Name:	Sandra Hall
	Title:	President

2

ITEM  1

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

Consolidated Financial Statements
For the period ended November 30, 2009

(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the accompanying unaudited interim consolidated financial information of Eagleford Energy Inc. consisting of the Consolidated Balance Sheet as at November 30, 2009, Consolidated Statements of Loss, Comprehensive Loss and Deficit, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for the three months ended November 30, 2009 and 2008 stated in Canadian Dollars. Eagleford Energy Inc.’s independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Suite 1505-1 King Street West, Toronto, Ontario M5H 1A1 Telephone: (416) 364-4039, Facsimile: (416) 364-8244

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30, 2009	August 31, 2009

Assets

Current
Cash and cash equivalents	$104,687	$172,905
Marketable securities (Note 5)	1	1
Other receivables	23,593	20,421
	128,281	193,327

Oil and gas interests (Note 6)	397,234	407,000

	$525,515	$600,327

Liabilities and Shareholders' Equity

Current
Accounts payable (Note 9)	$168,623	$152,984
Income taxes payable	-	10,215
Loans payable (Note 10)	167,500	167,500
	336,123	330,699

Long term
Asset retirement obligation (Note 7)	3,697	3,634

	339,820	334,333

Shareholders' Equity
Share Capital (Note 8)	825,386	825,386
Warrants (Note 8)	431,134	431,134
Contributed surplus (Note 8)	38,000	38,000
Deficit	(1,108,825)	(1,028,526)
	185,695	265,994

	$525,515	$600,327

Going concern (Note 1)
Related Party Transactions and Balances (Note 9)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

For the three months ended November 30,	2009	2008

Oil and Gas operations

Revenue	$26,258	$65

Operating costs	29,947	-
Depletion	9,766	47
	39,713	47
Income (loss) from oil and gas operations	(13,455)	18

Expenses

Management fees (Note 9)	7,500	3,000
Office and general	517	114
Professional fees	53,934	118
Transfer and registrar costs	1,923	1,200
Head office services	3,000	2,572
	66,874	7,004

Operating loss for the period	(80,329)	(6,986)

Other item

Interest	30	367

Net loss and comprehensive loss for the period	(80,299)	(6,619)

Deficit, beginning of period	(1,028,526)	(661,665)

Deficit, end of period	$(1,108,825)	$(668,284)

Loss per share, basic and diluted	$(0.004)	$(0.001)

Weighted average shares outstanding	21,026,618	8,968,665

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

For the three months ended November 30, 2009
	SHARE
	CAPITAL		WARRANTS		CONTRIBUTED
	Number	Amount	Number	Amount	SURPLUS	DEFICIT	TOTAL
Balance, August 31, 2009	24,232,559	$825,386	16,335,820	$431,134	$38,000	$(1,028,526)	$265,994

Net loss for the period						(80,299)

Balance, November 30, 2009	24,232,559	$825,386	16,335,820	$431,134	$38,000	(1,108,825)	$185,695

The accompanying of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)

For the three months ended November 30,	2009	2008

Cash provided by (used in)

Operating activities
Net loss for the period	$(80,299)	$(6,619)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion and accretion	9,829	47
Changes in non-cash working capital balances:
Other receivables	(3,172)	(347)
Accounts payable	15,639	(2,075)
Income taxes payable	(10,215)	-

Decrease in cash for the period	(68,218)	(8,994)

Cash, beginning of period	172,905	202,726

Cash, end of period	$104,687	$193,732

Cash consists of:
Cash	$104,687	$18,365
Cash equivalents	-	175,367
	$104,687	$193,732

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

1.	Nature of Business

The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at November 30, 2009, the Company had a working capital deficiency of $207,842 and an accumulated deficit of $1,108,825. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Significant Accounting Policies

The Company’s unaudited consolidated financial statements for the three months ended November 30, 2009 and 2008 include the accounts of the Company and its wholly owned subsidiary1354166 Alberta Ltd. from the date of acquisition, February 27, 2009. On November 12, 2009, our wholly owned subsidairy1406768 Ontario Inc., changed its name to Eagleford Energy Inc. On November 30, 2009 we amalgamated with Eagleford Energy Inc. and upon the amalgamation the entity's new name is Eagleford Energy Inc.

The unaudited interim consolidated financial statements of Eagleford Energy Inc. (“Eagleford” or the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended August 31, 2009.

For the three month period ended November 30, 2009 and 2008, the preparation of our unaudited interim consolidated financial statements in accordance with US GAAP would not have resulted in material differences to the consolidated balance sheet or consolidated statement of loss, comprehensive loss and deficit from our unaudited interim consolidated financial statements prepared using Canadian GAAP.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

2.   Significant Accounting Policies   (cont’d)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended August 31, 2009. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these unaudited interim financial statements. Operating results for the three months ended November 30, 2009 are not indicative of the results that may be expected for the full year ended August 31, 2010.

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiary, 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at November 30, 2009 was $1 (August 31, 2009 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

2.   Significant Accounting Policies   (cont’d)

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At November 30, 2009 the Company recorded an impairment of Nil (August 31, 2009 - $105,805).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

2.   Significant Accounting Policies   (cont’d)

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

3.	Change in Accounting Policy and Future Accounting Changes
Accounting Changes
During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 13).

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 14).

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•     Measurement of inventories at the lower of cost and net realizable value
•     Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•     Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of
•     inventories.
The adoption of this standard did not have an impact on the Company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

During fiscal 2010 the Company adopted Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard did not have an impact on the Company’s financial statements.

During fiscal 2010, the Company adopted amended Section 1400, “General Standard of Financial Statement Presentation” which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s financial statements.

Future Accounting Changes
Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for this company will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

4.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All reportable segments are located in Canada.

5.	Marketable Securities
November 30, 2009
Investments in quoted companies (market value $1 (August 31, 2009 - $1))	$1

6.	Oil and Gas Interests

Net book value at August 31, 2009	$407,000
Accumulated Depletion	(9,766)
Net book value November 30, 2009	$397,234

The Company’s has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

7.	Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flow required to settle its asset retirement obligations at November 30, 2009 was approximately $8,777 which will be incurred between 2009 and 2026 (August 31, 2009 $8,840). A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

Balance, August 31, 2009	$3,634
Accretion expense	63
Balance, November 30, 2009	$3,697

8.	Share Capital and Contributed Surplus

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Issued:
Common Shares	Number	Amount
Balance at August 31, 2009 and November 30, 2009	24,232,559	$825,386

Warrants	Number	Exercise Price	Expiry Date	Amount
	2,575,000	$0.20	April 14, 2011	$100,875
	2,600,000	$0.07	February 5, 2014	62,400
	1,000,256	$0.07	February 25, 2014	24,006
	10,160,564	$0.07	February 27, 2014	243,853
Balance at August 31, 2009 and November 30, 2009	16,335,820			$431,134

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

8.   Share Capital and Contributed Surplus   (cont’d)

The fair value of the warrants at November 30, 2009 and August 31, 2009 were estimated using the Black-Scholes pricing model, using the following assumptions:

Fair value per warrant	$0.05
Risk-free interest rate	3%
Expected volatility	170%
Expected life (years)	4

Weighted Average Shares Outstanding	November 30, 2009	November 30,2008
Weighted average shares outstanding, basic	21,026,618	8,968,665
Dilutive effect of warrants	13,146,371	1,625,205
Weighted average shares outstanding, diluted	34,172,989	10,593,870

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

Contributed Surplus

As part of the April 14, 2008 debt conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

9.	Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	November 30, 2009	November 30,2008
Management fees to the President and Director
of the Company	$7,500	$3,000

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	November 30, 2009	August 31, 2009
Management fees to the President and Director
of the Company	$-	$14,700

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

10.	Loans Payable

The loans payable in the amount of $167,500 are unsecured, non-interest bearing and repayable on demand.

11.	Seasonality and Trend Information

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The current global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused significant volatility to commodity prices. Petroleum prices are expected to remain volatile for the remainder of 2009 and into 2010 as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

11.	Seasonality and Trend Information (cont’d)

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-
through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unit holders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

12.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at November 30, 2009 and August 31, 2009 is summarized as follows:

	November 30, 2009		August 31, 2009
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$104,687	$104,687	$172,905	$172,905

Loans and receivables
Other receivables	$23,593	$23,593	$20,421	$20,421

Financial liabilities
Accounts payable	$168,623	$168,623	$152,984	$71,672
Income Taxes Payable	$-	$-	$10,215	$10,215
Loans payable	$167,500	$167,500	$167,500	$167,500

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 2009

12.	Financial Instruments and Risk Factors (cont’d)

Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable at November 30, 2009 that the Company deemed uncollectible.

Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or
• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the three months ended November 30, 2009 and 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

12.	Financial Instruments and Risk Factors (cont’d)

Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	November 30,		November 30,
	2009		2008
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$28,884	$23,632	$72	$58
Net loss	$(77,673)	$(82,925)	$(6,612)	$(6,626)

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing into 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended November 30, 2009

13.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2009.

The Company is not subjected to any externally imposed capital requirements.

ITEM  2

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

Management’s Discussion and Analysis of
Financial Condition and Operating Results

For the period ended November 30, 2009

(Expressed in Canadian Dollars)

Suite 1505-1 King Street West, Toronto, Ontario M5H 1A1 Telephone: (416) 364-4039, Facsimile: (416) 364-8244

The following Management’s Discussion and Analysis of Financial Condition and Operating Results of Eagleford Energy Inc. (“Eagleford” or the “Company”) should be read in conjunction with the Company’s Audited  Consolidated Financial Statements and notes thereto for the year  ended August 31, 2009 and 2008 stated in Canadian dollars. The results herein have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This Management’s Discussion and Analysis is dated January 25, 2010 and has been approved by the Board of Directors of the Company.

The following Management’s Discussion and Analysis (“MD&A”) may contain forward-looking statements.  Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein.  Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.  All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. Information concerning reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements (see Risks and Uncertainties below).

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)       Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.317
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERVIEW

The Company’s unaudited consolidated financial statements for the three months ended November 30, 2009 and 2008 include the accounts of the Company and its wholly owned subsidiary1354166 Alberta Ltd. from the date of acquisition, February 27, 2009. On November 12, 2009, our wholly owned subsidairy1406768 Ontario Inc., changed its name to Eagleford Energy Inc. On November 30, 2009 we amalgamated with Eagleford Energy Inc. and upon the amalgamation the entity's new name is Eagleford Energy Inc.
The Company’s business focus consists of acquiring and developing oil and gas interests.  The Company’s oil and gas interests consist of a 5.1975% interest in a natural gas unit and a 0.5% gross overriding royalty in a gas well located in Alberta, Canada. In addition, the Company holds a 0.3% net smelter return royalty on eight mining claims located in Red Lake Ontario which is carried on the Consolidated Balance Sheets at Nil.

OVERALL PERFORMANCE

Revenue for the three months ended November 30, 2009 was up $26,193 to $26,258 compared to $65 for the same period in 2008. The increase in revenue for the three months ended November 30, 2009 was attributed to the acquisition of 1354166 Alberta Ltd., effective February 27, 2009. Net loss and comprehensive loss for the three months ended November 30, 2009 was $80,299 compared to $6,619 for the comparable three month period in 2008. The increase in loss during 2009 was primarily related to an increase in operating costs, depletion and administrative expenditures.

For the three months ended November 30, 2009 the Company’s cash position decreased by $68,218 to $104,687 compared to cash of $172,905 at August 31, 2009. At November 30, 2009 the Company’s other receivables were $23,593 representing an increase of $3,172 compared to $20,421 at August 31, 2009. For the three months ended November 30, 2009 current liabilities increased by $5,424 to $336,123 compared to $330,699 at August 31, 2009. The Company has a working capital deficiency of $207,842 at November 30, 2009 compared to a working capital deficiency of $137,372 at August 31, 2009.

The Company’s past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and from the issuance of common shares.

RISK AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	volatility in market prices for oil and natural gas;
•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports; and
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;
•	the ability to attract and retain skilled staff;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

FINANCIAL INSTRUMENTS AND RISK FACTORS

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at November 30, 2009 and August 31, 2009 is summarized as follows:

	November 30, 2009		August 31, 2009
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$104,687	$104,687	$172,905	$172,905

Loans and receivables
Other receivables	$23,593	$23,593	$20,421	$20,421

Financial liabilities
Accounts payable	$168,623	$168,623	$152,984	$71,672
Income Taxes Payable	$-	$-	$10,215	$10,215
Loans payable	$167,500	$167,500	$167,500	$167,500

Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable at November 30, 2009 that the Company deemed uncollectible.

Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or

• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the three months ended November 30, 2009 and 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure.

Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	November 30,		November 30,
	2009		2008
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$28,884	$23,632	$72	$58
Net loss	$(77,673)	$(82,925)	$(6,612)	$(6,626)

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing into 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2009.

The Company is not subjected to any externally imposed capital requirements.

RESULTS OF OPERATIONS

Historical	For the Three Months Ended
Production	November 30, 2009	November 30, 2008
Natural gas – mcf/d	77.76	-
Historical Prices
Natural gas - $/mcf	$3.71	$8.57
Royalties costs - $/mcf	$0.69	$-
Production costs - $/mcf	$3.53	$-
Net back - $/mcf	$(0.51)	$8.57
Operations
Revenue	$26,258	$65
Net loss and comprehensive loss for the period	$80,299	$6,619
Net loss per share	$0.004	$0.001

Production Volume
For the three months ended November 30, 2009 average natural gas sales volumes increased to 77.76 mcf/d compared to Nil mcf/d for the comparable period in 2008. The increase in average sales volumes was primarily attributed to the acquisition of 1354166 Alberta. Production volume for the three months ended November 30, 2009 was 7,077 mcf compared to 8 mcf for the comparable period in 2008.

Commodity Prices
For the three months ended November 30, 2009 average natural gas prices received per mcf decreased 57% to $3.71 compared to $8.57 per mcf for the same period ending November 30, 2008. The decreased in average natural gas prices received was attributed to lower commodity prices for natural gas during the period.

Revenue
For the three months ended November 30, 2009 revenue increased by $26,193 to $26,258 compared to $65 for the same period in 2008. The increase in revenue for the three months ended November 30, 2009 was primarily attributed to an increase in production volume as a result of the acquisition of 1354166 Alberta. Revenue from the Company’s Haynes property decreased by $51 to $14 for the three months ended November 30, 2009 compared to revenue of $65 in 2008.

Operating Costs
For the three months ended November 30, 2009 operating costs were $29,947 compared to operating costs of NIL for the three months ended November 30, 2008.  In the increase in operating costs for the three months ended November 30, 2009 was primarily attributed to the increased operations from the acquisition of 1354166 Alberta Ltd.

Depletion
Depletion for the three months ended November 30, 2009 increased by $9,719 to $9,766 compared to $47 for the same period in 2008. The increase in depletion for the three months ended November 30, 2009 was attributed to increased production volume related to the acquisition of 1354166 Alberta Ltd.

Administrative Expenses
Administrative expenses for the three months ended November 30, 2009 were $66,874 compared to $7,004 for the three months ended November 30, 2008. The increase in expenses during 2009 was primarily attributed to an increase in professional fees of $53,816 to $53,934 compared to $118 in 2008 and an increase in management fees of $4,500 to $7,500 compared to $3,000 in the comparable three month period in 2008. During the three months ended November 30, 2009 the Company also incurred increases in transfer agent and registrar costs of $723 to 1,923 compared to $1,200, an increase in general and office costs of $403 to $517 compared to $114 and an increase in head office expenses of $428 to $3,000 compared to $2,572 for the three months ended November 30, 2008. Higher administrative expenses for the three month period November 30, 2009 were partially attributed to the Company becoming a reporting issuer with the United States Securities and Exchange Commission and increased operations resulting from the acquisition of 1354166 Alberta Ltd.

Interest
For the three months ended November 30, 2009 interest income was $30 compared to $367 for the comparable period in 2008. The decrease in interest income for the three month period ending November 30, 2009 was a result of a decrease in cash equivalents.

Net loss and comprehensive loss for the period
Net loss and comprehensive loss for three months ended November 30, 2009 was $80,299 compared to a net loss of $6,619 for the prior three month period in 2008. The increase in net loss and comprehensive loss for the three months ended November 30, 2009 was primarily related to an increase in operating costs, depletion and administrative expenses.

Net loss per share
The net loss per share for the three months ended November 30, 2009 was $0.004 compared to a net loss per share of $0.001 for the same three month period in 2008.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2009	2009	2009	2009
For the quarter ending	November 30	August 31	May 31	February 28
Revenue	$26,258	$23,078	$32,796	$260
Net loss and comprehensive loss for the period	$(80,299)	$(249,967)	$(62,554)	$(9,721)
Loss per share	$(0.004)	$(0.014)	$(0.005)	$(0.001)

Revenue for the quarters for the May and August and November 2009 increased as a result of the acquisition of 1354166 Alberta Ltd. The increase in net loss and comprehensive loss for the November, August and May 2009 quarters was primarily attributed to increases in operating costs, depletion and administrative expenses including professional fees, transfer and registrar costs and management fees. During the quarter ending August 31, 2009 the Company incurred a write down of oil and gas interests of $105,805 and accrued year-end audit and reserve evaluation costs.

	2008	2008	2008	2008
For the quarter ending	November 30	August 31	May 31	February 29
Revenue	$65	$50	$79	$92
Net loss and comprehensive loss for the period	$(6,619)	$(20,646)	$(7,064)	$(16,539)
Loss per share	$(0.001)	$(0.003)	$(0.001)	$(0.003)

Revenue over the four quarters has fluctuated as a result of changes in natural gas sales prices received and natural gas sales volumes. The increase in net loss and comprehensive loss for the quarter ending August 31, 2008 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of the Company’s reserves and a write down of oil and gas interests.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of November 30, 2009 was $104,687 compared to cash of $172,905 at August 31, 2009. The Company’s working capital deficiency at November 30, 2009 was $207,842 compared to a working capital deficiency of $137,372 at August 31, 2009. The increase in working capital deficiency was primarily attributed to a decrease in cash and an increase in accounts payable. During the three months ended November 30, 2009 the primary use of funds was related to operating costs and general and administrative expenditures. The Company will require additional sources of revenue or investment to meet its current and future working capital obligations.

The Company’s past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and the issuance of common shares.

 If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

OUTLOOK AND CAPITAL REQUIREMENTS

The Company’s producing properties are fully developed and there are no further expected outlays or expenses projected to develop these properties at this time. Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves. The Company will be required to obtain external financing in order to participate in any additional opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s only segment is oil and gas exploration and production.  All reportable segments are located in Canada.

SEASONALITY AND TREND INFORMATION

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The current global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused significant volatility to commodity prices. Petroleum prices are expected to remain volatile for the remainder of 2009 and into 2010 as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	November 30, 2009	November 30,2008
Management fees to the President and Director
of the Company	$7,500	$3,000

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	November 30, 2009	August 31, 2009
Management fees to the President and Director
of the Company	$-	$14,700

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at November 30, 2009, the Company had a working capital deficiency of $207,842 and an accumulated deficit of $1,108,825. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiary, 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at November 30, 2009 was $1 (August 31, 2009 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At November 30, 2009 the Company recorded an impairment of Nil (August 31, 2009 - $105,805).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

CHANGE IN ACCOUNTING POLICY AND FUTURE ACCOUNTING CHANGES

Accounting Changes

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 13).

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 14).

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

The adoption of this standard did not have an impact on the Company’s financial statements.

During fiscal 2010 the Company adopted Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard did not have an impact on the Company’s financial statements.

During fiscal 2010, the Company adopted amended Section 1400, “General Standard of Financial Statement Presentation” which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s financial statements.

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for this company will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls are procedures designed to ensure that information is recorded, processed, summarized and communicated to the Company’s management including the Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) to allow timely decisions regarding required disclosure.

The Company’s management including the CEO and acting CFO does not expect that the Company’s disclosure controls will prevent or detect all errors and all fraud.  Due to inherent limitations in all control systems, an evaluation of controls can only provide reasonable, not absolute, assurance that all control issues and instances of error or fraud, if any, within the Company have been detected.

The CEO and acting CFO have concluded that, subject to the inherent limitations noted above, the Company’s Disclosure Controls are effective in ensuring that material information relating to the Company is known to management on a timely basis and is included as appropriate in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of the Company’s consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”). At this time the Company is not required to test the effectiveness of internal control over financial reporting and such testing has not been performed.

The CEO and acting CFO have performed procedures they believe in their personal judgment are appropriate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with GAAP.  Management including the CEO and acting CFO considers the size and the nature of the Company’s operations and exercises judgment in designing appropriate and cost-effective controls for the detection and prevention of material errors in the consolidated financial statements or occurrence of fraud with a potential material impact on the reliability of the consolidated financial statements. Due to inherent limitations, the Company’s system of internal control over financial reporting does not guarantee that a material misstatement in the consolidated financial statements or occurrence of fraud would be prevented or detected in a timely manner.

The Company believes that its internal controls over financial reporting and consistent with other companies of its size and that any material weaknesses may be mitigated by several factors including:

a)	The Company has a Disclosure Policy, a Code of Ethics, and a Reporting of Inappropriate Activity Policy;
b)	Management reviews most transactions of the Company and prepares the consolidated financial statements;
c)	Management signs all of the Company’s cheques;
d)	The Company does not have operations in multiple locations; and
e)	The small size of the Company affords management reasonably detailed knowledge and oversight of the Company’s operations.

Management does not believe that there have been any changes in the Company’s internal controls over financial reporting during the period ended November 30, 2009 which have or are likely to have a material effect on the Company’s internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS IMPLEMENTATION PLAN

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises. Therefore the Company will be required to report its results in accordance with IFRS starting in 2011, with comparative IFRS information for the 2010 fiscal year.

The Company is undertaking a preliminary diagnostic and will develop an IFRS conversion implementation plan, which will include a detailed assessment of the impact of the conversion on the financial statements and related disclosures.  The plan will also consider the impact of the conversion of the Company’s internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurement.

The Company is analyzing the significant IFRS-GAAP differences with respect to the Company’s financial statements and disclosures however, at this time the impact on our future financial position and results of operations is not reasonably determinable. The Company will quantify the potential effect of these differences as part of the conversion implementation plan.

OTHER MD&A REQUIREMENTS

(a)           Additional Information
Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

 (b)           Share Capital as at November 30, 2009 and the date of this MD&A
Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Issued:

Common Shares	Number	Amount
Balance at August 31, 2009 and November 30, 2009	24,232,559	$825,386

Warrants	Number	Exercise Price	Expiry Date	Amount
	2,575,000	$0.20	April 14, 2011	$100,875
	2,600,000	$0.07	February 5, 2014	62,400
	1,000,256	$0.07	February 25, 2014	24,006
	10,160,564	$0.07	February 27, 2014	243,853
Balance at August 31, 2009 and November 30, 2009	16,335,820			$431,134

The fair value of the warrants at November 30, 2009 and August 31, 2009 were estimated using the Black-Scholes pricing model, using the following assumptions:

Fair value per warrant	$0.05
Risk-free interest rate	3%
Expected volatility	170%
Expected life (years)	4

Weighted Average Shares Outstanding	November 30, 2009	November 30,2008
Weighted average shares outstanding, basic	21,026,618	8,968,665
Dilutive effect of warrants	13,146,371	1,625,205
Weighted average shares outstanding, diluted	34,172,989	10,593,870

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

Contributed Surplus

As part of the April 14, 2008 debt conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.